                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                            Precision Systems, Inc.
                            -----------------------
                               (Name of Issuer)

                   Common Stock (par value $0.01 per share)
                   ----------------------------------------
                        (Title of Class of Securities)

                                  740329-10-7
                                  -----------
                                (CUSIP Number)

               Craig D. Slater                        with copies to:
               Vice President                      Steven A. Cohen, Esq.
         Anschutz Digital Media, Inc.              Hogan & Hartson L.L.P.
         555 17th Street, Suite 2400            1200 17th Street, Suite 1500
           Denver, Colorado 80202                  Denver, Colorado 80202
               (303) 298-8881                         (303) 899-7300
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 15, 1999
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   740329-10-7                                       Page 2 of 6 Pages
         ----------------                                    -------------------


                                  SCHEDULE 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Anschutz Digital Media, Inc.  ID# 84-1493257

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Colorado
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                                2,415,945

    NUMBER OF     --------------------------------------------------------------
     SHARES       8       SHARED VOTING POWER
  BENEFICIALLY                  0
    OWNED BY
     EACH         --------------------------------------------------------------
   REPORTING      9       SOLE DISPOSITIVE POWER
    PERSON                      2,415,945
     WITH
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Anschutz Digital Media, Inc. -- 2,415,945
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.57%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   740329-10-7                                       Page 3 of 6 Pages
         ----------------                                    -------------------

Item 1. Security and Issuer.
        -------------------

        This Schedule 13D relates to shares of common stock, par value $0.01 per share of Precision Systems, Inc. ("PSI Common Stock"), a Delaware corporation ("PSI") whose principal business and executive office is located at 11800 30th Court North, St. Petersburg, Florida, 33716.

Item 2. Identity and Background.
        -----------------------

        Anschutz Digital Media, Inc., a Colorado corporation ("ADM"), is engaged in the business of providing advanced digital production, post-production and transmission facility, digital media storage and distribution services, telephony-based data storage and enhanced services, access and routing services and prepaid telecommunications services. ADM's principal business and executive office is located at 555 17th Street, Suite 2400, Denver, Colorado 80202.

        The directors and executive officers of ADM are set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person:

        (a)     Name;

        (b)     Business address; and

        (c)     Present principal occupation or employment and name of employer.

All of the directors and executive officers of ADM are citizens of the United States. During the last five years neither ADM nor any person named in Schedule I hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        ADM purchased the 2,415,945 shares of PSI Common Stock for $2,500,000 in cash paid from ADM's capital.

Item 4. Purpose of the Transaction.
        --------------------------

        On February 16, 1999, ADM entered into an asset purchase agreement and amended such agreement on March 16, 1999 (as amended, the "Asset Purchase Agreement") by and among Speer Communications Holdings Limited Partnership, Speer Communications Holdings I Limited Partnership, Speer Virtual Media Limited Partnership, Speer World Wide Digital Limited Partnership, Speer Productions Limited Partnership, Professional Video Services Corporation, Enhanced Services of Nevada, Inc., Speer Communications Virtual Media and RMS Limited Partnership (collectively referred to as the "Speer Entities"). Pursuant to the Asset Purchase Agreement, a copy of which (together with the First Amendment thereto) is attached hereto as Exhibit 99.1, ADM agreed to purchase from the Speer
                      ------------
Entities (subject to the satisfaction of certain conditions for consummating such purchase) substantially all of the assets of the Speer Entities (the "Assets"). In addition, ADM agreed, subject to certain limitations, to purchase the following:

        (a) 2,415,945 shares of PSI Common Stock held by RMS Limited Partnership ("RMS");

        (b) 10,000 shares of Series A Preferred Stock of PSI ("Series A Preferred Stock") held by RMS;

        (c) 1,500 shares of Series B Preferred Stock of PSI ("Series B Preferred Stock") held by RMS;

        (d) warrants held by RMS representing the right to purchase up to 425,000 shares of PSI Common Stock in the aggregate;

CUSIP No.   740329-10-7                                       Page 4 of 6 Pages
         ----------------                                    -------------------

        (e) a promissory note held by RMS and issued by PSI in the aggregate principal amount of $2,000,000 plus all accrued and unpaid interest thereon; and

        (f) a line of credit extended to PSI by Speer Communications Holdings Limited Partnership for up to $5,000,000.

(The securities referred to in paragraphs (a) through (f) are collectively described as the "PSI Interests".)

        On March 15, 1999, ADM, PS Acquisitions, Inc., a Delaware corporation and wholly-owned subsidiary of ADM ("Subsidiary"), and PSI entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 99.2. Subject to the approval of the Merger by the
                   ------------
PSI shareholders, the Merger Agreement provides that ADM will merge with and into Subsidiary. Subject to certain adjustments and the rights of dissenting shareholders, each outstanding share of PSI Common Stock will be converted into the right to receive $1.00 per share without interest. Each outstanding share of Series A Preferred Stock will be converted into the right to receive $580.00 per share plus all accumulated but unpaid dividends up to (but not beyond) the effective time of the Merger (the "Effective Time"). Each outstanding share of Series B Preferred Stock will be converted into the right to receive $1,000.00 per share plus all accumulated but unpaid dividends up to (but not beyond) the effective time of the Merger (the "Effective Time"). Any outstanding warrants and options to acquire PSI Common Stock granted to directors or employees of PSI shall be canceled prior to the Effective Time and, in lieu thereof, the holders of such warrants or options shall receive a cash payment from ADM equal to the product of : (i) the total number of shares of PSI Common Stock previously subject to such warrant or option, and (ii) the excess of $1.00 over the exercise price per share of PSI Common Stock subject to such warrant or option.

        Upon consummation of the Merger, PSI will merge with and into Subsidiary. The surviving entity will be governed by Subsidiaries' certificate of incorporation and bylaws and by the Subsidiaries' board of directors. The surviving entity's operations will be similar to that of ADM. In addition, following the Merger, the PSI Common Stock will cease to be quoted on the Nasdaq SmallCap Market and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        Following the consummation of the Merger and by operation of law: (i) PSI's present capitalization, charter, bylaws and other instruments corresponding thereto will change materially, (ii) the PSI Common Stock will be canceled and will not be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (iii) the Series A Preferred Stock will be canceled and will not be authorized, (iv) the Series B Preferred Stock will be canceled and will not be authorized and (v) ADM may make any other material change in PSI's business or corporate structure or to take any action similar to those listed above.

        On March 16, 1999, ADM and the Speer Entities consummated the transactions contemplated by the Asset Purchase Agreement. The PSI Interests were transferred to ADM at the closing of the transactions contemplated by the Asset Purchase Agreement.

        Except as described above, ADM has no present plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of Item 4. In the future, however, ADM reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements if any.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) Based upon information received from PSI, ADM believes that the 17,807,507 shares of PSI Common Stock were issued and outstanding as of the date of this Schedule 13D. In such case, the 2,415,945 shares of PSI Common Stock held by ADM represents 13.57% of the total outstanding shares of PSI Common Stock. Additionally, ADM owns the PSI Interests.

        (b) ADM has sole power to vote the shares identified in paragraph (a) above. ADM does not have the power to direct the voting of any other PSI shareholder.

        (c) As described above, on March 15, 1999, ADM, Subsidiary and PSI entered into the Merger Agreement. On March 16, 1999, ADM acquired the PSI Interests from RMS under the Asset Purchase Agreement.

        (d)  Not applicable.

CUSIP No.   740329-10-7                                       Page 5 of 6 Pages
         ----------------                                    -------------------

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to
        -----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Except for the Merger Agreement, none of the persons named in Item 2 have, with respect to the securities of PSI, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 99.1 Asset Purchase Agreement (together with the First Amendment thereto) as described above.

        Exhibit 99.2  Agreement and Plan of Merger as described above.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 24, 1999                  /s/ Craig D. Slater
_______________________             ____________________________________________
Date                                Craig D. Slater
                                    Vice President, Anschutz Digital Media, Inc.









                                Signature Page

                                  SCHEDULE I
                                  ----------

        The following persons are employed by Anschutz Digital Media, Inc. in the capacities indicated next to their names:

Philip F. Anschutz      Director, Chairman of the Board and Chief Executive Officer

Cannon Y. Harvey        Director, President and Chief Operating Officer

Craig D. Slater         Director, Vice President

Scott Carpenter         Vice President

Douglas L. Polson       Vice President

Thomas Kundert          Treasurer

Lynn T. Wood            Secretary

        The business address for each person listed on this Schedule I is 555
                                                            ----------
17th Street, Suite 2400, Denver, Colorado 80202.